SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

Commission file number 1-36764

A.	Full title of the plan: UBS 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS 401(k) PLAN(Formerly the UBS Savings and Investment Plan)

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and

For the Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

and Year Ended December 31, 2015

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of UBS 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of UBS 401(k) Plan (formerly the UBS Savings and Investment Plan) (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UBS 401(k) Plan at December 31, 2015, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of UBS 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Board and Savings Plan Committee of the

    UBS Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the UBS Savings and Investment Plan (the Plan) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Mitchell & Titus, LLP

New York, New York

June 26, 2015

UBS 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
ASSETS
Investments, at fair value:
Common and collective trust funds	$1,750,674,001	$—
Mutual funds	1,107,286,391	—
Self Directed Brokerage Accounts	937,601,637	—
Money market funds	315,467,199	—
UBS Stock Fund	302,140,950	—
Guaranteed investment contracts	127,287,290	—
Short-term investments	16,209,294	—
Investment in UBS AG Master Trust, at fair value	—	1,690,269,153

Total investments, at fair value	4,556,666,762	1,690,269,153
Loans receivable from participants	57,220,525	13,495,559
Investment income receivable	1,432,842	—
Receivable for securities sold	29,428	—
Taxes receivable	259,809	—
Contributions receivable
Contributions receivable	2,765,358	—
Company, net of forfeitures	78,034,642	21,084,847

Total assets	4,696,409,366	1,724,849,559

LIABILITIES
Accrued expenses Payable for securities purchased	1,174,260 942,799	— —

Total liabilities	2,117,059	—

Net assets reflecting investments, at fair value	4,694,292,307	1,724,849,559
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,115,867	—

Net assets available for benefits	$4,695,408,174	$1,724,849,559

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

2015
ADDITIONS TO NET ASSETS
Investment income
Net depreciation in the fair value of self-directed Brokerage Accounts	$(65,164,948)
Net appreciation in the fair value of investments	10,583,586

Total net depreciation in the fair value of investments	(54,581,362)
Dividend and interest income	80,494,923

Net investment income	25,913,561
Interest income on loans receivable from participants	2,542,136
Contributions
Participants	254,823,556
Company, net of forfeitures	119,062,040

Total contributions	373,885,596

Total additions	402,341,293

DEDUCTIONS FROM NET ASSETS
Distributions to participants	238,869,405
Rollovers	119,386,673
Administrative expenses	5,588,385

Total deductions from net assets before transfers	363,844,463

TRANSFERS from UBS FSI 401(k) Plus Plan	2,932,061,785

Net increase in net assets available for benefits	2,970,558,615
Net assets available for benefits
Beginning of year	1,724,849,559

End of year	$4,695,408,174

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the UBS 401(k) Plan (formerly the UBS Savings and Investment Plan) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan (the Plus Plan) was merged with the UBS Savings and Investment Plan (the SIP Plan) and formed a single plan named the UBS 401(k) Plan. The Northern Trust Company (Northern Trust) became the trustee of the new plan. Effective January 1, 2015, the Plan was amended and restated to reflect the newly formed plan. The assets of the Plus Plan were transferred to the assets of the UBS 401(k) Plan on January 1, 2015, and during the period ending February 28, 2015. The final assets were transferred as of February 28, 2015.

General

UBS AG (the Company) is the Plan sponsor for the Plan. The Plan, a defined-contribution plan, provides retirement benefits to eligible employees of UBS’s United States operations including eligible employees of UBS Securities LLC, UBS AG, UBS Services LLC, UBS O’Connor LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas) Inc., UBS Realty Investors LLC, UBS Americas Inc., Prediction Company LLC, UBS Financial Services Inc., UBS USA LLC, UBS Trust Company National Association, UBS Bank USA, and UBS BUSA Services LLC. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Plan administrator (Head of Benefits Americas Region). Northern Trust (the Trustee) is the Plan’s trustee, Aon Hewitt is the Plan’s record-keeper, and Mercer serves as the Plan’s investment advisor. At December 31, 2015 and 2014, there were 29,853 and 11,448 Plan participants, respectively.

In 2014, the SIP Plan’s assets were invested in the UBS AG Master Trust, which, in turn, invests in mutual funds, collective trusts, money market funds, a collective short-term investment fund, and UBS Group Common Stock (as part of the UBS Company Stock Fund).

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Effective January 1, 2015, the SIP Plan’s assets were transferred from the UBS AG Master Trust to a newly formed trust named the UBS 401(k) Plan Trust. The Plan’s assets are invested in mutual funds, common and collective trust funds, guarantee investment contracts (GICs), the UBS Group Common Stock (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan or the firm include recordkeeping, trustee, legal, audit, and investment consulting fees. Expenses related to the Plan’s investments are charged to the specific Plan’s investments (investment management fees and commissions) fund to which the expense relates. For the years ended December 31, 2015 and December 31, 2014 the Plan and SIP Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar year of being a terminated employee, beneficiaries or alternate payees.

Master Trust

For Plan year ended December 31, 2014, the SIP Plan’s assets were invested in the UBS AG Master Trust (the AG Master Trust) which was established on September 1, 1996, for the SIP Plan. The AG Master Trust consisted of the SIP Plan and the UBS Pension Plan (the Pension Plan). The specific investments of both plans were held in the AG Master Trust, which were administered by State Street (AG Trustee). Use of the AG Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of both plans are commingled in the AG Master Trust, the AG Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan. The investments held at the AG Master Trust are accounted for at the plan level since the SIP Plan and Pension Plan have a divided interest in assets held at the AG Master Trust.

For Plan year ended December 31, 2015, the SIP Plan’s assets were removed from the AG Master Trust and invested in the UBS 401(k) Plan Trust which was established for the Plan on January 1, 2015.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Contributions

For years ending prior to January 1, 2015, Plan participants could elect to contribute, on a pre-tax basis, an amount ranging from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Internal Revenue Code (the Code). The maximum allowable contribution was $17,500 for 2014. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable pre-tax contribution for participants who attained age 50 on or before December 31, 2014 was $23,000. These limits are subject to change in future years to be consistent with Internal Revenue Service (IRS) limitations.

Effective January 1, 2015, Plan participants may elect to contribute to the Plan on a pre-tax, after-tax, and/or Roth basis, an amount ranging from 1% to 85% of their eligible compensation, including from 1% to 85% of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Code. The maximum allowable combined pre-tax and Roth 401(k) contributions was $18,000 for 2015. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable combined pre-tax and Roth 401(k) contributions for participants who attained age 50 on or before December 31, 2015 was $24,000. These limits are subject to change in future years to be consistent with IRS limitations.

Subject to certain limitations, the Company contributes an amount (the Company Match) up to 75% of the first 4% of each participant’s eligible annual compensation which the participant contributes to the Plan. The Plan has a $3,000 annual maximum limit, a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

Beginning January 1, 2015, the Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. The Company’s Match is calculated by multiplying each participant’s pre-tax, Roth 401(k), and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000 on an annual basis.

Company Match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with UBS as of the beginning of the plan year. The Plan has a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’ year of birth.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). When the Company Account is funded annually, the participant has a one-time opportunity to make an investment election for the contribution. Thereafter, the employee manages the two accounts as a single account.

The participant’s Employee Account reflects any contributions made by the participant (such as before-tax contributions, Roth 401(k) and after-tax contributions), in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects any Matching Contributions, Retirement Contributions, and Supplement Profit Sharing Contributions made for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these contributions.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or, while in service as an employee: attaining age 65, attaining age 55 with 10 years of service becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested Retirement Contribution and Company Match contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2015 and 2014, total forfeitures of $4,965,450 and $4,358,981, respectively, were used to reduce the Retirement Contribution and Company Match contributions. The remaining balances in the forfeiture account as of December 31, 2015 and December 31, 2014, were $1,880,086 and $536,792, respectively and were used to reduce Company contributions made in the following Plan year.

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1⁄2.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1⁄2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Loans

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.00% to 12.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.

Plan Termination

The Company has not expressed any intent to terminate the Plan, although it reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Prior to January 1, 2015, the SIP Plan recorded its investment in the AG Master Trust at fair value, which represents the SIP Plan’s specific interest in net assets of the AG Master Trust.

Investments held by the AG Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for information about fair value measurements.)

Effective January 1, 2015, the Plan records its investment in the UBS 401(k) Plan Trust (the Trust) at fair value, which represents the Plan’s interest in the net assets of the Trust.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments held by the Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for a discussion of fair value measurements).

The Plan invests in synthetic investment contracts. These investment contracts are recorded at fair value; however, since the contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contract represents contributions plus earnings, less participant withdrawals and administrative expenses.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management is currently assessing the potential impact of ASU 2015-07 on the Plan’s financial statements and does not believe that it will have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient — consensuses of the FASB Emerging Issues Task Force (alternatively, “ASU 2015 – 12”). This is a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans. The ASU, which is being released in response to consensuses reached by the EITF, (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts (“FBRICs”), (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan. ASU 2015-12 will be effective for the Plan in fiscal years beginning after December 15, 2015, with early adoption permitted, and will be applied retrospectively for Parts I and II and prospectively for Part III. Management is currently evaluating the standard and does not believe that it will have a material impact on the Plan’s financial statements.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

NOTE 3	SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through June 28, 2016 the date the Plan’s financial statements are available to be issued.

Effective January 1, 2016, the Plan was amended and restated to impose a 20% cap on the amount of employee and employer contributions that may be allocated to the UBS Stock Fund and a 20% cap on the amount of any reallocation/transfer that may be allocated to the UBS Stock Fund and to make other desired changes.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS

Individual investments within the Plan that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2015	2014
MFO S&P 500 Flagship Non Lending Series CL	$560,511,384	$—
Vanguard Institutional Index Fund	—	360,141,056
MFO Vanguard Money Market Reserves	315,467,199	—
UBS Stock Fund	302,140,950	—
Vanguard Prime Money Market Fund	—	133,426,337
UBS Multi Asset Portfolio Collective Fund	—	125,970,731
GE Asset Management Premier Growth Fund	—	118,086,797
UBS U.S. Equity Fund	—	108,978,057
Harding Loevner International Equity Collective Trust	—	86,356,568
Royce and Associates Premier Fund	—	83,878,445

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

The following is a summary of UBS AG Master Trust assets, the Plan’s divided interest in the assets of the AG Master Trust, and the Plan’s divided interest percentage ownership of the AG Master Trust assets as of December 31, 2014:

	December 31, 2014
	Assets	Plan’s Interest in	Plan’s Percent Interest in
Investments, at fair value
Mutual funds	$1,207,620,425	$1,207,620,425	100.0%
UBS Stock Fund	48,340,009	48,340,009	100.0
Collective short-term investment fund	3,201,126	1,985,654	62.0
Collective trust	581,007,148	237,011,798	40.8
Money market	207,811,267	195,311,267	94.0
Manulife Financial Corporation Stock Fund	3,198,289	—	0.0
Group Annuity Contract	17,102,950	—	0.0

Total investments, at fair value	2,068,281,214	1,690,269,153	81.7
Company contribution receivable	21,084,847	21,084,847	100.0
Notes receivable from participants	13,495,559	13,495,559	100.0

Net assets available for benefits, at fair value	$2,102,861,620	$1,724,849,559	82.0

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

The following table represents investment income earned by the Plan for the year ended December 31, 2015:

Net realized and unrealized appreciation/depreciation in fair value of investments
Common and collective trust funds	$44,533,534
Mutual funds	(72,364,863)
Self Directed Brokerage Accounts	(65,164,948)
Money market funds	—
UBS Stock Fund	38,414,915
Guaranteed investment contracts	—
Short-term investments	—

(54,581,362)
Dividend and interest income	80,494,923

Total investment income	$25,913,561

NOTE 5	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT (continued)

inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instruments.

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:	Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

Money market funds: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT (continued)

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts (GICs): The fair value of synthetic GICs equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consists of commingled investment funds that are valued based on the NAV of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee, less contract fee submitted with market re-bid, multiplied by the contract book value, which is discounted using the duration equivalent swap rate.

Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2015 and 2014.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT (continued)

At December 31, 2015, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common and collective trust funds(b)	$—	$1,750,674,001	$—	$1,750,674,001
Mutual funds
Large cap funds	459,016,635			459,016,635
Small/mid cap funds	376,285,698	—	—	376,285,698
Bond funds(a)	122,147,293	—	—	122,147,293
International funds	149,836,765	—	—	149,836,765
Self Directed Brokerage(b) Account	937,601,637	—	—	937,601,637
Money market funds(c)	—	315,467,199	—	315,467,199
UBS Stock Fund	302,140,950	—	—	302,140,950
Guaranteed investment contracts(d)	—	127,287,290	—	127,287,290
Short-term investments	—	16,209,294	—	16,209,294

Total investments, at fair value	$2,347,028,978	$2,209,637,784	$—	$4,556,666,762

(a)	This category includes intermediate investment-grade debt funds that invest primarily in highly rated corporate and government bonds. The objective is to provide a return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.
(b)	This category enhances the participants preselected investment options to include a greater selection of available funds. The objective is to enables participants ability to tailor their investment selection to best meet their personal financial goals.
(c)	This category includes money market funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments
(d)	This category includes synthetic GIC’s. The objective is to provide low risk, contractually guaranteed returns while protecting principal investment.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT (continued)

At December 31, 2014, the investments held by UBS AG Master Trust within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
U.S. large cap	$587,205,910	$—	$—	$587,205,910
International bond(a)	89,429,878	21,049,273	—	110,479,151
U.S. small cap	155,538,649	—	—	155,538,649
Lifestyle	—	321,290,623	—	321,290,623
Balanced	33,106,092	—	—	33,106,092
Collective trust(b)	—	237,011,798	—	237,011,798
Money market funds(c)	—	195,311,267	—	195,311,267
UBS Stock Fund	48,340,009	—	—	48,340,009
Collective short-term investment fund(d)	—	1,985,654	—	1,985,654

Total investments, at fair value	$913,620,538	$776,648,615	$—	$1,690,269,153

(a)	This category includes intermediate investment-grade debt funds that invest primarily in highly rated corporate and government bonds. The objective is to provide a return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.
(b)	This category includes a collective trust that is a balanced fund approach intended to maximize total dollar return. This investment option provides diversification across global markets and asset classes.
(c)	This category includes money market funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.
(d)	This category includes a collective short-term investment fund that is a “money market” type of pooled investment fund, investing in securities such as commercial paper, bank obligations like certificates of deposit and time deposits, and repurchase agreements. The objective is to provide a readily accessible investment vehicle in which participation can commence or terminate on a daily basis.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 6	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan holds investments in synthetic GICs, commingled funds, and cash and cash equivalents. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Contract value represents contributions to the Fund plus interest accrued less redemptions. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. The interest rate for the year ended December 31, 2015 was 0.50%, and the interest rate for the year ended December 31, 2014 ranged from 0.48% to 0.50%. Generally, interest rates reset monthly. Absent event of default or other contingencies, the investment does not permit the issuers to terminate the agreements prior to the scheduled maturity dates; however, the synthetic GICs generally impose conditions on both the fund and issuers. Certain events limit the Plan’s ability to transact at contract value with the issuer. Such events include all or some of the following: (i) amendments to the Plan documents or the Plan’s administration, including reduction or elimination of employer matching contributions; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the contract resulting from events at the direction of the Plan sponsor (employer-initiated event) such as withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a Plan sponsor, fund, Trustee, or investment manager, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax-qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative, or judicial position or accounting requirement, in any case applicable to the Plan or fund; and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the fund. Based on the information provided by the investment manager, the Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 6	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES (continued)

	December 31,
	2015	2014
Average yields
Based on actual earnings	1.638%	1.380%
Based on interest rate credited to participants	0.529%	0.522%

NOTE 7	RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8	RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2015, the Plan makes certain investments through the Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

•	Notes receivable from participants are considered to be party-in-interest transactions.

•	Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions. The Plan offers UBS mutual funds, a collective investment trust, and a separately managed account as part of the investment fund line-up.

•	The Plan invests in the Company’s common stock. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $12,378,999 for 2015.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 8	RELATED-PARTY TRANSACTIONS (continued)

For the year ended 2014, the SIP Plan made certain investments through the AG Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

•	Notes receivable from participants are considered to be party-in-interest transactions.

•	Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions.

•	The AG Master Trust invests in the State Street Global Advisor US Bond Index Securities Lending Series Fund, which is an investment sponsored by the AG Trustee. As such, investments in this fund are considered to be party-in-interest transactions.

•	The Plan invests in the Company’s common stock. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $818,410 from the Company during 2014.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

NOTE 9	PLAN AMENDMENTS

During 2015 and 2014, the Plan was amended as follows:

a.	Effective April 1, 2015, the Plan was amended to allow for the payment of any in-service withdrawal of after-tax contributions (and related earnings) that are invested in the Common Stock Fund in shares of the underlying common stock.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 9	PLAN AMENDMENTS (continued)

b.	Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan was merged with the UBS Savings and Investment Plan and formed a single plan named the UBS 401(k) Plan. Effective January 1, 2015, the Plan was amended and restated to reflect the newly formed plan.

c.	Effective September 22, 2014, the Plan was amended to outline the stock tender offer process.

d.	Effective November 11, 2014, the Plan was amended to update the definition for “UBS Shares” and add a definition of “Exchange Offer Effective Date”.

NOTE 10	TAX STATUS

The Plan is a result of the merger and renaming of the SIP Plan and the Plus Plan, effective January 1, 2015. Both the SIP Plan and the Plus Plan have a current favorable determination letter issued by the IRS, dated July 29, 2014 and September 9, 2014, respectively, stating that the SIP Plan and the Plus Plan are qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

The IRS announced last year (in its Announcement 2015-19) that it is discontinuing the determination letter program, except in certain limited circumstances. However, it subsequently noted (in Notice 2016-03) that determination letters issued prior to January 4, 2016, in response to a timely submission will no longer have an expiration date. Thus, the favorable letters issued to the SIP Plan and the Plus Plan continues to be entirely valid on an ongoing basis. Although the Plus Plan no longer exists by reason of its merger into the Plan, the favorable determination letter issued to it still constitutes evidence that it was qualified as to form on the date of merger.

The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 10	TAX STATUS (continued)

In addition, UBS AG (the Plan Sponsor) and fiduciaries (as applicable) continue to routinely consult with outside benefits counsel and other appropriate third parties to ensure that (i) required amendments to the Plan are adopted on a timely basis, and (ii) any discretionary amendments to the Plan conform to all applicable legal requirements. In the absence of a determination letter program, this sort of ongoing due diligence will necessarily replace formal regulatory approval from the IRS for all sponsors of all qualified retirement plans in the United States. If the IRS were ever to re-open the determination letter program in whole or in part, the Plan sponsor would avail itself of that option.

From the perspective of operational compliance, the suspension of the determination letter program has no implications, since a favorable letter only applies as to the form of a plan document. However, the Plan’s sponsor (as settlor) and fiduciaries continue to take all appropriate steps in accordance with their respective roles to safeguard the qualified status of the Plan as a matter of operation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 11	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$4,695,408,174	$1,724,849,559
Less: Benefits payable to participants	(4,902,540)	—
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,115,867)	—

Net assets available for benefits per the Form 5500	$4,689,389,767	$1,724,849,559

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value; therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 11	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of total additions to net assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Total additions per the financial statements	$402,341,293
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,115,866)

Total income per the Form 5500	$401,225,426

SUPPLEMENTAL SCHEDULE

UBS 401(K) PLAN

EIN: 13-2638166

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment and Interest Rate	Share/Par Value	Current Value

UBS-SSGA S&P 500 FUND	COMMON AND COLLECTIVE TRUST FUNDS	14,638,584	$560,511,384
UBS-VANGUARD TARGET RET 2030	COMMON AND COLLECTIVE TRUST FUNDS	4,852,072	205,533,758
UBS-VANGUARD TARGET RET 2020	COMMON AND COLLECTIVE TRUST FUNDS	4,025,204	174,734,091
UBS-VANGUARD TARGET RET 2040	COMMON AND COLLECTIVE TRUST FUNDS	3,338,870	143,871,899
UBS-UBS MULTI ASSET PORTFOLIO	COMMON AND COLLECTIVE TRUST FUNDS	43,829	126,097,856
UBS-VANGUARD TARGET RET 2035	COMMON AND COLLECTIVE TRUST FUNDS	1,808,626	76,866,624
UBS-VANGUARD TARGET RET 2025	COMMON AND COLLECTIVE TRUST FUNDS	1,448,169	61,938,194
UBS-VANGUARD TARGET RET 2050	COMMON AND COLLECTIVE TRUST FUNDS	1,420,761	61,362,662
UBS-MONDRIAN INTL VALUE EQUITY	COMMON AND COLLECTIVE TRUST FUNDS	5,765,119	55,460,449
UBS-VANGUARD TARGET RET 2045	COMMON AND COLLECTIVE TRUST FUNDS	1,115,396	47,906,279
UBS-SSGA ACWI EX US INDEX FUND	COMMON AND COLLECTIVE TRUST FUNDS	3,665,453	40,752,507
UBS-SSGA RUSSELL SMALL/MID CAP INDEX NL CLASS	COMMON AND COLLECTIVE TRUST FUNDS	1,330,823	38,081,494
UBS-SSGA US BOND INDEX NL SERIES CLASS C	COMMON AND COLLECTIVE TRUST FUNDS	2,335,207	30,894,789
UBS – MFO OFIGTC EMERGING MARKETS EQUITY FUND 489	COMMON AND COLLECTIVE TRUST FUNDS	773,805	29,884,356
UBS-VANGUARD TARGET RET INCOME	COMMON AND COLLECTIVE TRUST FUNDS	634,668	28,464,873
UBS-LOOMIS SAYLES GLOBAL BOND	COMMON AND COLLECTIVE TRUST FUNDS	2,412,866	22,512,037
UBS-VANGUARD TARGET RET 2010	COMMON AND COLLECTIVE TRUST FUNDS	411,813	17,745,009
UBS-VANGUARD TARGET RET 2015	COMMON AND COLLECTIVE TRUST FUNDS	326,596	14,141,602
UBS-VANGUARD TARGET RET 2055	COMMON AND COLLECTIVE TRUST FUNDS	146,762	7,728,474
UBS-VANGUARD TARGET RET 2060	COMMON AND COLLECTIVE TRUST FUNDS	223,794	6,185,664

			1,750,674,001

UBS-GE LARGE CAP GROWTH	MUTUAL FUNDS	6,129,734	239,157,623
UBS-CAMBIAR LARGE CAP VALUE	MUTUAL FUNDS	18,961,889	219,859,012
UBS-ROTHSCHILD SMID CAP VALUE	MUTUAL FUNDS	7,073,448	184,598,248
ARTISAN INTL GROWTH	MUTUAL FUNDS	5,763,688	121,574,599
UBS-TIME SQUARE SMID GROWTH	MUTUAL FUNDS	6,398,518	116,696,272
UBSFS DC-PIMCO TOTAL RET-DV	MUTUAL FUNDS	8,903,302	89,656,250
UBS-SMALL CAP GROWTH	MUTUAL FUNDS	4,916,722	74,991,179
FIRST EAGLE GLOBAL ALLOCATION FUND	MUTUAL FUNDS	548,248	28,262,166
UBS-UBS CORE BOND PLUS FD	MUTUAL FUNDS	2,892,416	25,771,431
PIMCO ALL ASSET	MUTUAL FUNDS	657,883	6,710,407
COLLECTIVE FUND- SHORT TERM	MUTUAL FUNDS	9,204	9,204

			1,107,286,391

SELF DIRECTED BROKERAGE ACCOUNTS	SELF DIRECTED BROKERAGE ACCOUNTS	—	937,601,637

UBS-VANGUARD MONEY MARKET FUND	MONEY MARKET FUND	315,467,199	315,467,199

UBS STOCK FUND	UBS STOCK FUND	15,598,397	302,140,950

UBSFS DC-DWIGHT STABLE -DV	GUARANTEED INVESTMENT CONTRACTS	124,936,699	127,287,290

ARTISAN INTL GROWTH	SHORT TERM INVESTMENTS	5,883,303	5,883,303
UBSFS DC-UBS CO STOCK FD-DV	SHORT TERM INVESTMENTS	5,152,572	5,152,572
UBSFS DC-CLEARING ACCOUNT-DV	SHORT TERM INVESTMENTS	3,859,652	3,876,425
UBS-INVESTMENT BANKING CLEARNG	SHORT TERM INVESTMENTS	1,296,994	1,296,994

			16,209,294

Total investments at fair value			4,556,666,762

Participant loans*	5.0% to 12.5%	—	57,220,525

*	Party-in-interest.

Note: Cost information is not required because investments are participant directed.

29

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Inc. 401(k) Plan

/s/ Michael O’Connor
Name: Michael O’Connor
Title: Plan Administrator

Date: June 28, 2016